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March 21, 2011

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Michael Clampitt, Staff Attorney
Chris Harley, Staff Accountant
Hugh West, Branch Chief
Chris Windsor, Staff Attorney
Division of Corporation Finance

Re:	Global Eagle Acquisition Corp.
Registration Statement on Form S-1
Registration No. 333-172267 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of our client, Global Eagle Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated March 11, 2011, concerning the Registration Statement and the Company’s initial public offering of securities.  For your convenience, the responses by the Company follow the bolded text of the applicable SEC comment.  In addition to the responses below, the Company has filed today Amendment No. 1 (“Amendment No. 1”) to the Registration Statement to address the Staff’s comments, and is supplementally providing you with six copies of Amendment No. 1, three of which are marked to show changes from the initial filing.

General

1.
A number of your material contracts or corporate documents have not been filed at this time.  Please file the contracts, your charter, and a form of your underwriting agreement, and the trust agreement as soon a possible so that the staff can complete its review of your filing in an expeditious manner.

Response:  The Company has filed with Amendment No. 1 all of the exhibits to the Registration Statement that were not filed with the initial filing.

U.S. practice conducted through McDermott Will & Emery LLP.
340 Madison Avenue New York New York 10173-1922  Telephone: +1 212 547 5400  Facsimile: +1 212 547 5444   www.mwe.com

Securities and Exchange Commission
March 21, 2011

2.	Please provide the staff with your analysis regarding the exemption that you intend to use in order to issue common stock upon the cashless exercise of the warrants issued as part of the units.

Response:  Section 7.4 of the warrant agreement filed as Exhibit 4.4 to the Registration Statement allows holders of warrants to exercise their warrants on a cashless “net exercise” basis in the event that a registration statement covering the shares issuable upon exercise of the warrants is not filed or does not become effective at the time of a business combination or, after becoming effective, ceases to be effective.

Section 3(a)(9) of the Securities Act of 1933, as amended, exempts from registration the issuance of common stock upon a cashless “net exercise” of the Company’s public warrants because it exempts “any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.”

In the case of a cashless “net exercise” of the Company’s public warrants, (a) the securities will be exchanged for securities of the same issuer (the Company); (b) the exchange will be available only to existing security (warrant) holders of the issuer; (c) the terms of the cashless exchange provide that the warrant holder is not required to pay any commission or other remuneration at the time of the exchange (other than the securities being exchanged); and (d) the exchange will not involve the payment of compensation for soliciting the exchange. Accordingly, the exemption under Section 3(a)(9) is available for the cashless “net exercise” of the warrants. The Subcommittee on Securities Law Opinions, Committee on Federal Regulation of Securities, ABA Section of Business Law, explicitly reached this conclusion in its recent report on No Registration Opinions.1 In addition, the common stock issuable upon such cashless “net exercise” would not be restricted because the warrants for which the common stock is exchanged, which were originally issued in the Company’s initial public offering, would not be restricted. See Compliance and Disclosure Interpretation, Securities Act Sections, Question 125.08.

The same Section 3(a)(9) analysis applies to the conversion of convertible preferred stock or convertible debentures into common stock.  See Compliance and Disclosure Interpretation, Securities Act Sections, Questions 125.03, 125.04 and 125.09.

1  Reprinted in The Business Lawyer, Vol. 63, November 2007.  The report states that an opinion that no registration is required based on the Section 3(a)(9) exemption “may be given based on ‘net’ exercise (i.e., part of the Common Stock issuable on exercise is used to pay the exercise price) where net exercise is required by the terms of the warrants, or it is permitted and the opinion is limited to cases in which it is employed.”

Securities and Exchange Commission
March 21, 2011

As required by the warrant agreement, the Company intends to file a registration statement at the time the warrants become exercisable which would cover the issuance of shares of common stock upon exercise of the public warrants.  Such exercise is required to be made for cash except in limited circumstances, such as pursuant to Section 7.4 of the warrant agreement which allows the warrants to be exercised on a cashless “net exercise” basis in the event the registration statement ceases to be effective as described above.  We believe that the filing of a registration statement would not have any effect on the subsequent availability of the Section 3(a)(9) exemption if the registration statement ceases to be effective.  We recognize that under the integration doctrine, the filing of a registration statement could have an effect on a subsequent attempt to use a private placement exemption under Section 4(2) of the Securities Act, because the filing of the registration statement could be considered a general solicitation.  The availability of Section 3(a)(9), however, is not affected by a prior general solicitation because Section 3(a)(9) is available even when the securities are publicly offered.  As opposed to issuances pursuant to Section 4(2), an issuance of securities in a Section 3(a)(9) exchange is not limited to being conducted on private basis, but instead may be conducted via a general solicitation.  We are not aware of any situation where the Staff has taken the position that a Section 3(a)(9) exchange cannot follow a registered offering.2  Similarly, we understand that, when shares are covered in a current resale registration statement, the Staff permits the selling shareholders to sell those shares outside the registration statement in a privately negotiated transaction.

Compliance and Disclosure Interpretation, Securities Act Sections, Question 125.09 states that where a registration statement covers convertible debentures as well as the common stock underlying the debentures, there is no need to keep the registration statement effective for sales of the underlying common stock under Rule 415 because the issuances are exempt from registration pursuant to Section 3(a)(9).  Only if Section 3(a)(9) is not available (for example, where securities are convertible into securities of another issuer, where conversion terms require that the shareholder pay consideration at the time of conversion, or where conversion arrangements involve the payment of compensation for soliciting the conversion) does the issuer need to rely on Rule 415.

3.
You state that you will list your shares on the Over the Counter Bulletin Board.  Please tell us whether you have received any commitments from brokers to act as market makers in your stock.  Please consider revising your disclosure based upon your response, including risk factors on the potential liquidity of your shares.

Response:  Citigroup Global Markets Inc. has informed us that it intends to act as a market maker of the Company’s securities on the Over-the-Counter Bulletin Board (OTCBB) until the earlier of (i) the completion of the Company’s initial business combination and (ii) the redemption of all of the Company’s public shares if the Company fails to complete a business combination in the prescribed time frame, though it may cease doing so at any time.  The Company has added a statement to this effect on page 120 of Amendment No. 1.  In addition, the Company has added a Risk Factor on page 26 of Amendment No. 1 to describe the risk that, if Citigroup Global Markets Inc. ceases to act as a market maker and there is no other market maker, the Company’s securities would no longer be quoted on the OTCBB.

2  For example, in the case of a registration statement covering convertible preferred stock and the common stock underlying the convertible preferred stock, if the registration statement subsequently lapses, we understand that the Staff has not objected to the issuer relying on Section 3(a)(9) for the conversion of the preferred stock into common stock.

Securities and Exchange Commission
March 21, 2011

4.
Your trust agreement limits the types of instruments that the funds in the trust can be invested.  Please provide the staff with your analysis supporting your conclusion that you had a reasonable belief that those securities will yield sufficient interest in order to provide the $1.75 million that you are entitled to use to fund your search for an acquisition target and pay ongoing expenses.

Response:  The Company has revised the Registration Statement on pages 28 and 50 of Amendment No. 1 to clarify that in the current interest rate environment, the interest income on the amounts in the trust account would be significantly less than $1.75 million, which could require the Company to seek additional capital.

5.
You state throughout the registration statement, that if you do not seek shareholder approval for the business combination, you will conduct a tender offer under Regulation 14E.  Please revise your disclosure throughout the document to discuss the impact of conducting the tender offer.  In particular, please address the impact of cash or liquidity requirements upon your ability to pay for all tendered securities and meet other obligations including liquidity requirements included in your business combination agreement.  Please address issues revolving the potential application of proration in the event that you have more shares tendered than you have cash available to pay for the shares, or if the value of the non-tendering shares is less than $5 million.

Response:  In response to the Staff’s comment, the Company has revised the Registration Statement on pages 15 and 69 of Amendment No. 1 to clarify that (i) the Company’s tender offer to purchase public shares will be conditioned on public shareholders not tendering more than a specified number of public shares, which number will be based on the requirement that the Company may not redeem public shares in an amount that would cause its net tangible assets to be less than $5,000,001 (so that it is not subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to the Company’s initial business combination and (ii) if public stockholders tender more shares than the Company has offered to purchase, the Company would withdraw its tender offer and not complete the initial business combination. It is a hallmark feature of a SPAC that any shareholder who wishes to redeem any or all of its shares for a pro rata portion of the cash in the trust account at the time the SPAC completes its business combination has the right to do so. To satisfy this expectation, the Company would withdraw its tender offer completely if public stockholders tender more shares than the Company has offered to purchase. Furthermore, if public stockholders tender more shares than the Company has offered to purchase, the Company would not prorate its purchases in the tender offer among the tendering shareholders, which would have the effect of vitiating this feature, and instead would withdraw the tender offer and not complete the business combination.

Securities and Exchange Commission
March 21, 2011

The Company does not believe that the proration requirements in Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended, would apply to its tender offer in connection with its business combination.  Rule 13e-4(f)(3) provides that if a company conducts a partial tender offer, and more shares are tendered than the Company is prepared to take up and pay for, “the securities taken up and paid for shall be taken up and paid for” pro rata, i.e. the company cannot purchase a greater percentage of tendered shares from one shareholder as compared with another shareholder.  When the Company conducts its tender offer in connection with its initial business combination, if more shares are tendered than the Company is prepared to take up and pay for, it will not take up and pay for any shares, and instead will withdraw the tender offer and not complete the business combination.  Accordingly, Rule 13e-4(f)(3), which applies only if the Company takes up and pays for shares, would not apply.

6.
Please identify for the staff any requirement in your charter, bylaws, the trust agreement, underwriting agreement or in the registration statement that identifies the amount that you will pay, on a per-share basis, for shares redeemed in the tender offer.

Response:  Section 9.2(b) of the Company’s amended and restated certificate of incorporation requires that in the event that shares are redeemed in a tender offer, the price paid per share shall be equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the trust account as of two days prior to the date of the commencement of the tender offer plus interest accrued from the date of the commencement of such tender offer until two business days prior to the consummation of the initial business combination, less franchise and income taxes payable, by (ii) the total number of then outstanding shares of the Company’s common stock included as part of the units sold in the Company’s initial public offering.  Pursuant to a letter agreement (the form of which has been filed as an exhibit to Amendment No. 1), the Company’s initial stockholders have agreed to waive their redemption rights in connection with a business combination with respect to their founder shares.  Accordingly, the founder shares are excluded from the pro rata calculation used to determine the per-share redemption price.

7.	Please advise the staff regarding your intention to appoint additional members to your board of directors. Please revise your registration statement based upon your response.

Response:  The Company intends to appoint two additional members to its board of directors effective upon the closing of its initial public offering.  The Registration Statement has been revised on pages 8, 39, 59, 89, 90 and 93 of Amendment No. 1 to state the names of such director nominees and provide information regarding their background and experience.

8.	Please advise the staff regarding any limits, in your charter, the trust agreement, the underwriting agreement or your bylaws that would limit the total number of sponsor warrants that can be issued.

Response:  The Company advises the Staff that there are no limitations in the Company’s charter, trust agreement, underwriting agreement or bylaws limiting the total number of sponsor warrants that can be issued.  We note, however, that the Registration Statement states on pages 51, 58, 60 and 99 that up to $500,000 of loans made by the Company’s insiders to finance transaction costs in connection with an intended initial business combination may be convertible into sponsor warrants at the option of the lender.

Securities and Exchange Commission
March 21, 2011

9.
Advise the staff regarding any requirement in your charter or other material corporate document or contract requiring you to provide shareholders with the opportunity to redeem their shares in the event that you seek shareholder approval rather than conduct a tender offer.  Please revise your registration statement based upon your response.

Response:  The Company advises the Staff that Article IX of the Company’s amended and restated certificate of incorporation requires that the Company provide stockholders with the opportunity to redeem their public shares at the time of a business combination in the event that the Company seeks stockholder approval of the business combination.  The Company has revised the Registration Statement on pages 15 and 70 of Amendment No. 1 in response to the Staff’s comments to state that this requirement is contained in its amended and restated certificate of incorporation.

10.
Please confirm that any changes to the amounts held in the trust, or the amounts that will not be held in the trust will be revised in a pre- or post effective amendment to this registration statement.

Response:  The Company confirms to the Staff that any changes to the amounts held in the trust account, or the amounts that will not be held in the trust, will be included in a pre- or post-effective amendment to the Registration Statement, except to the extent that the overall size of the offering changes in a manner that does not require a pre- or post-effective amendment to the Registration Statement under applicable SEC rules and the amounts held in the trust account or the amounts held outside the trust account change ratably.

Summary, page 1

11.
Revise your presentation regarding Mr. Sloan and Mr. Sagansky’s business experience to clarify, prominently; their prior experience with SPAC’s and blank check companies, and, that you have no obligation to explore business opportunities in any of these target markets, and that due to the significant incentives to engage in a business combination, you may seek to acquire a business that falls outside the business experience of your management.

Response:  We respectfully note to the Staff that Mr. Sloan and Mr. Sagansky do not have prior experience with SPACs and blank check companies, and therefore no such experience is disclosed.  They do have significant acquisition and operating experience as disclosed in the Registration Statement.  The Company does not view their lack experience with respect to SPACs or blank check companies as material disclosure such that it need be disclosed to investors in the Summary.  In response to the Staff’s comment, the Company has, however, added a Risk Factor on page 34 of Amendment No. 1 with the heading “None of our officers or directors has ever been associated with a blank check company …”

Securities and Exchange Commission
March 21, 2011

With respect to the second part of the Staff’s comment, we respectfully note to the Staff that the second paragraph of the Summary states that although the Company will seek to capitalize on its management’s experience and acquire media or entertainment businesses, it “may pursue acquisition opportunities in other sectors.”  We further note that the Registration Statement contains a Risk Factor on page 34 of Amendment No. 1 with the heading “We make seek investment opportunities in industries outside of the media or entertainment industries …” concerning the risks of acquisitions outside of the media and entertainment industries, as well as a Risk Factor on page 39 of Amendment No. 1 with the heading “Since our sponsor will lose its entire investment …” concerning the incentives of management to engage in a business combination.

In response to the Staff’s comment, the Company has added disclosure on pages 3 and 62 of Amendment No. 1 concerning the obligations of the Company to initially seek a target in the media and entertainment industries.

Summary
Initial Business Combination, page 2

12.	Revise to disclose whether or not you will seek or require a fairness opinion with regards to any business combination.

Response:  The Company has revised the disclosure on pages 4, 63, 66 and 93 in response to the Staff’s comments.

Source of Potential Acquisition Targets, page 3

13.	Revise to disclose affirmatively any “pre-existing fiduciary or contractual obligations” for enterprises with values above $100 million related to any officer or director.

Response:  The Company respectfully notes to the Staff that all entities to which the Company’s officers and directors (other than the Company’s independent director nominees, who are not obligated to present potential targets to the Company) are listed in the table on page 92 of the Registration Statement.  The $100 million figure relates to the enterprise value of a potential target business, which has not yet been identified.

The Offering
Permitted purchases of public shares…, page 12

14.
Revise to disclose the 4 conditions of Rule 10b-18.  In addition, describe to whom any excess of the then per share trust amount over the purchase price will accrue.  Finally, provide the staff with a legal analysis of why such purchases would not constitute a tender or solicitation.

Response:  The Company has revised the Registration Statement on pages 12, 23, 51 and 67 to describe the conditions of Rule 10b-18.

Securities and Exchange Commission
March 21, 2011

With respect to the second part of the Staff’s comment, any amounts not used to purchase shares would remain in the trust account.  The prospectus describes elsewhere that public stockholders are entitled to their pro rata share of the amounts in the trust account as of specified dates upon redemption of their public shares either at the time of a business combination or if the Company fails to complete a business combination in the prescribed time frame.  Accordingly, we respectfully submit that no additional disclosure is appropriate.

With respect to the final part of the Staff’s comment, Rule 13e-4(a)(2) defines an “issuer tender offer” as a “tender offer for, or a request or invitation for tenders of, any class of equity security, made by the issuer of such class of equity security or by an affiliate of such issuer.”

Although the term “tender offer” is not specifically defined either by statute or regulation, a widely recognized test for whether a tender offer exists was set forth in Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979), aff’d. 682 F.2d 355 (2d Cir. 1982).  Under the Wellman test, the existence of a tender offer is determined by examining the following factors, which we examine below against the activities proposed to be conducted by the Company:

(a)  Active and widespread solicitation of public shareholders for the shares of an issuer. The Company does not intend to engage in any type of active or widespread solicitation of public stockholders for the Company’s shares. Instead, purchases would be made only in open market transactions in specific individual instances, if at all.

(b)  Solicitation made for a substantial percentage of the issuer’s stock.  It is possible that purchases could increase to 15% of the shares to be sold in the offering (i.e., 2,625,000 shares or 3,018,750 shares if the underwriters’ over-allotment option is exercised in full).  However, as there is no set amount of purchases that will definitely be made, it is possible that a smaller percentage of shares would be purchased. In certain instances, open market repurchases of 25% of the issuer’s common stock have not been deemed a tender offer where most of the other factors are not present.

(c)  Offer to purchase made at a premium over the prevailing market price. As disclosed in the prospectus, the Company does not intend to make any purchases unless the conditions of Rule 10b-18, including the condition limiting the price paid for purchases made under Rule 10b-18 to the prevailing market price, are satisfied.

(d)  Terms of the offer are firm rather than negotiable. As indicated above, purchases, if any, will be done in open market transactions in specific individual instances. Therefore the price (the only term for an open market offer) could be different for each specific transaction.

(e)  Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased. As indicated above, purchases will be done on an individual basis rather than being tied to a fixed maximum number to be purchased.

Securities and Exchange Commission
March 21, 2011

(f)  Offer open only a limited period of time. While the purchases by necessity occur in a limited time frame (at any time commencing after the filing of a preliminary proxy statement for the Company’s initial business combination and ending on the date of the stockholder meeting to approve the initial business combination) this does not mean that the purchasers would be making an offer that is only open for a limited period of time (i.e., requiring a forced decision by the seller). In fact, the purchases would occur after the seller (having had access to the Company’s preliminary proxy materials) has made its investment decision to sell (or redeem) its shares.

(g)  Offeree subjected to pressure to sell his stock. As indicated above, because the purchases could occur over several weeks, there is no pressure on stockholders to rush into “hurried, uninformed” investment decisions that the tender offer rules were designed to obviate. Furthermore, unlike a regular non-blank check company, because a shareholder will always have the right to vote against the proposed business combination and seek redemption of its Shares for a pro rata portion of the trust account, and the open market purchases the Company will make will be at prices that do not exceed the per share pro rata portion of the trust account, there should be no pressure for such stockholder to sell its shares.

(h)  Public announcement of a purchasing program precedes or accompanies rapid accumulation of the target’s securities. This aspect does not appear applicable in connection with the potential purchases.  There would be no public announcement of a tender offer (although the potential purchases will have been disclosed in the proxy materials) followed by a rapid accumulation of the securities.

Even when considering the totality of the circumstances in the present instance, we respectfully submit that any tender offer concerns should not apply. In Hanson Trust, Plc v. SCM Corp. 774 F.2d 47 (2d Cir. 1985), the Second Circuit declined to elevate Wellman to a ‘litmus test’, and stated that the question — whether a solicitation constitutes a “tender offer” within the meaning of Section 14(d) — turns on whether, viewing the transaction in the light of the totality of the circumstances, there appears to be a likelihood that unless the pre-acquisition filing requirements of Section 14(d) are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.  At the time of the repurchases, the Company will have prepared and filed with the SEC a proxy statement containing information concerning the proposed business combination.  Accordingly, stockholders will have all the information available to them necessary to make a carefully considered appraisal of the proposed business combination.  Therefore, we do not believe that the tender offer rules apply to these repurchase transactions.

Securities and Exchange Commission
March 21, 2011

Other purchases of public shares…, page 13

15.	Provide the staff with a legal analysis as to why you believe such privately negotiated purchase transactions would not constitute a tender or solicitation.

Response:  We respectfully submit that the purchases would be isolated, privately negotiated transactions with one or a discrete group of shareholders who have indicated their intention to exercise their redemption rights.  The purchases would not be intended to, and we submit would not, constitute the types of activities governed by the tender offer rules, namely, broad public offers, or invitations for offers, to purchase securities from all of the Company’s stockholders.

Further, we do not believe that the privately negotiated purchases would constitute a tender offer under the following Wellman factors (described further in the Company’s response to Comment number 14 above):

(a)  Active and widespread solicitation of public shareholders for the shares of an issuer.  There would not be an active or widespread solicitation of public stockholders for the Company’s shares.  Instead, purchases would be made in private transactions in specific individual instances with investors who have indicated an intention to redeem their shares.

(b)  Solicitation made for a substantial percentage of the issuer’s stock.  There would not be a wholesale solicitation of a substantial percentage of stock.  Instead, purchases would be made on a case-by-case basis, and will depend on the timing of when stockholders who seek to redeem their shares are identified, and the number of shares they seek to redeem.

(c)  Offer to purchase made at a premium over the prevailing market price. As disclosed in the prospectus, the purchasers may provide holders of the public shares with incentives to vote in favor of proposed transaction.  Accordingly, it is possible that the purchases could be made at a premium to the then fair market value of the shares.  However, no arrangements have been entered into in this regard and it is not certain that it will be necessary to provide any such incentives.  In addition, as is disclosed in the prospectus, if the Company makes the purchases, it does not intend to make any purchases unless the conditions of Rule 10b-18, including the condition limiting the price paid for purchases made under Rule 10b-18 to the prevailing market price, are satisfied.

(d)  Terms of the offer are firm rather than negotiable. As indicated above, purchases, if any, will be done in private transactions in specific individual instances.  Therefore the terms will be negotiable based on each specific transaction.

(e)  Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased.  As indicated above, purchases will be done on an individual basis rather than being tied to a fixed maximum number to be purchased.

(f)  Offer open only a limited period of time.  While the purchases by necessity occur in a limited time frame (as disclosed in the Registration Statement, at any time before the completion of the initial business combination, the Company may enter into privately negotiated transactions to purchase public shares from stockholders following completion of the initial business combination with proceeds released to the Company from the trust account immediately following completion of the initial business combination), this does not mean that the purchasers would be making an offer that is only open for a limited period of time, i.e., requiring a quick decision by the seller.

Securities and Exchange Commission
March 21, 2011

(g) Offeree subjected to pressure to sell his stock. As indicated above, because the purchases could occur over several weeks, there is no pressure on stockholders to rush into “hurried, uninformed” investment decisions that the tender offer rules were designed to obviate. Furthermore, unlike a regular non-blank check company, because a shareholder will always have the right to vote no against the proposed business combination and seek redemption of its shares for a pro rata share of the trust account, there should be no pressure for such stockholder to sell his shares. Furthermore, in the SPAC context, the sellers have substantial negotiating leverage and the pressure would be on the purchasers to either accept terms dictated by the sellers or risk the failure of the business combination.

(h) Public announcement of a purchasing program precedes or accompanies rapid accumulation of the target’s securities. This aspect is not applicable in connection with the potential purchases. There would be no public announcement of a tender offer (although the potential purchases will have been disclosed in the proxy materials), and any purchases would be made on a case by case basis.

In addition, as described above, at the time of the purchases, the Company will have prepared and filed with the SEC a proxy statement containing information concerning the proposed business combination. Accordingly, stockholders will have all the information available to them necessary to make a carefully considered appraisal of the proposed business combination. Therefore, we do not believe that the tender offer rules apply to these purchase transactions.

Risk Factors, page 21

16.
A number of your risk factors appear to describe risks that may occur based upon future actions by your officers and directors.  Revise these risk factors to present the risks based upon management’s evaluation of the likelihood that the risks might occur, the potentiality for a material impact on the shareholder’s investment.  For example, the first risk factor on page 28 you discuss the risk that there may be unanticipated costs from your acquisition.  Please revise this section to discuss the availability of shareholder remedies in the event that due diligence was insufficient, and the extent to which you will incur liability for incorrect information presented as part of either shareholder approval or the tender offer process.

Response:  The Company has revised the risk factors in response to the Staff’s comments.

Our purchases of common stock…, page 23

17.	Revise to disclose the restricted period under Regulation M.

Response:  The Company has revised the disclosure on page 23 in response to the Staff’s comments.

Securities and Exchange Commission
March 21, 2011

If we seek stockholder approval…, page 23

18.	Revise to disclose how Regulation M impacts the timing of such purchases and disclose the restricted period under Regulation M for such purchases.

Response:  The Company has revised the disclosure on page 24 in response to the Staff’s comments.

The current low interest rate environment…, page 27

19.
Revise this section, and in the body of the prospectus to discuss the likelihood that you will require additional financing as a result of the low interest rate environment, including its impact upon your cash flows over the 21 month period that your search for an acquisition target is ongoing.  Revise to clarify, if true, that these loans would be paid out of the trust assets in the event that you complete the business combination.  Also, please address how these loans would be treated in the event that you are not able to find an acquisition target or otherwise are forced to liquidate.

Response:  The Company has revised the disclosure on pages 28 and 50 in response to the Staff’s comments.

20.
Revise this risk factor, or add a separate risk factor, that discusses management’s evaluation of the impact of any reduction in the amounts available to fund your search for acquisition targets or due diligence upon the risks to investors in your shares.

Response: The Company has revised the disclosure on page 28 in response to the Staff’s comments.

Compliance obligations under the Sarbanes-Oxley Act of 2002, page 45

21.
Please expand the disclosure here to state that the attestation report on internal control over financial reporting is required for both accelerated and large accelerated filers.  In the event the company is deemed a non-accelerated filer, expand the disclosure here and throughout the filing to reflect the SEC adoption of a final rule to implement Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act which affords small issuers an exemption from the internal controls auditor attestation requirement of Section 404(b) of the Sarbanes-Oxley Act of 2002.  Please see Item 308 (b) of Regulation S-K.  Also, revise the disclosure on page 85 under the title Periodic Reporting and Financial Information, similarly and refer to the fiscal year ending December 31, 2012.

Response:  The Company has revised the disclosure on pages 46, 58 and 87 in response to the Staff’s comments.

Item 11.  Information With Respect to the Registrant

Financial Statements

Balance Sheet, page F-3

Securities and Exchange Commission
March 21, 2011

22.
Please revise the balance sheet Stockholders’ Equity line item titled Common Stock and Note 7 Stockholder’s Equity to state the amount of common stock authorized as 400,000,000 consistent with the amount specified in the company’s Amended and Restated Certificate of Incorporation which the company will adopt immediately prior to the closing of the offering.

Response:  The Company respectfully advises the Staff that, as of the balance sheet date, only 100,000,000 shares were authorized under the Company’s certificate of incorporation.  Therefore, the Company believes it is proper to state the amount of shares authorized as of that date, and not as of a contingent event (in this case the closing of the Company’s initial public offering).

Notes to Financial Statements

Note 3.  Public Offering

Public Warrant Terms and Conditions, page F-11

23.
Please revise the note to state that each public warrant will entitle the holder to purchase from the company one share of common stock at an exercise price of $11.50 commencing on the later of 30 days after the completion of the company’s initial business combination or 12 months from the closing of the offering, provided that the company has an effective registration statement covering the shares of common stock issuable upon exercise of the Public Warrants and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder.  In addition, state that the Public Warrants will expire at 5:00 pm New York time, 5 years after the completion of the company’s initial business combination or earlier upon redemption or liquidation.  State that the Public Warrants will be redeemable in whole and not in part at a price of $0.01 per warrant upon a minimum of 30 days’ prior written notice of redemption after the warrants become exercisable; if, and only if; the last sales price of the company’s common stock equals or exceeds $17.50 per share for any 20 trading days within a 30-trading day period ending on the third trading date prior to the date on which the company sends the notice of redemption to the warrant holders.

Response:  The Company has revised the disclosure on page F-11 in response to the Staff’s comments.

Securities and Exchange Commission
March 21, 2011

* * *

Please contact the undersigned at 212.547.5336 if you have any questions or additional comments.

Very truly yours,

/s/ Joel Rubinstein

Joel Rubinstein

cc:	Harry E. Sloan
Bruce Mendelsohn